EXHIBIT 99.1

July 10, 2020

Avino Provides Mine Update

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") reports that members from the Mexican mining union have blocked the entrance to the Avino Mine near Durango, Mexico. The group includes the Company’s unionized workers. The Company remains receptive to having good-faith discussions with representatives of the authorized union. As a result of the strike at the site, the Company has temporarily halted mining and mill processing operations.

“We have many dedicated workers and community supporters that have expressed their interest and backing. Avino has a strong desire in supporting the community surrounding our mine site and supporting our shareholders by working diligently towards an end to this slow down.” said David Wolfin, President and CEO. “Our team in Mexico is handling this difficult challenge, and it is consequently very disappointing for all of us that this strike has held up the hard work and progress following the completed ramp-up of operations.”

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its to attain production at levels achieved prior to March 31, 2020 within two weeks or at all. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.  In addition, the Company is subject to further risks as set forth in its Form 20-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.